AEGEAN MARINE PETROLEUM NETWORK INC.
10, Akti Kondili
18545 Piraeus, Greece

August 28, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Aegean Marine Petroleum Network Inc. Registration Statement on Form F-3 (No. 333-189813)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the "Commission") on Form F-3 on July 3, 2013, as amended, be accelerated so that it will be made effective at 1:00 p.m. Eastern Time on Friday, August 30, 2013, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

[Signature Page to Acceleration Request to Follow]

Yours truly,

AEGEAN MARINE PETROLEUM NETWORK INC.

By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios
Title: President and Principal Executive Officer